Exhibit 99.1

Thomson Reuters Amends Normal Course Issuer Bid

NEW YORK, December 17, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it has received approval from the Toronto Stock Exchange (TSX) to amend its normal course issuer bid (NCIB) in connection with the company’s previously announced plans to purchase up to US$1.0 billion of its shares through the end of 2014.

Under the amended NCIB, up to 30 million common shares (representing approximately 3.6% of the total outstanding shares) may now be repurchased between May 22, 2013 and May 21, 2014 in open market transactions on the TSX, the New York Stock Exchange and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX. The NCIB, as originally approved in May 2013, contemplated the repurchase of up to 15 million common shares.

In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX are limited to a maximum of 258,936 shares, which represents 25% of the average daily trading volume on the TSX for the six months ended April 30, 2013. On December 16, 2013, there were 820,431,759 Thomson Reuters common shares outstanding. Any shares that are repurchased are cancelled. Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. Under the current NCIB, Thomson Reuters repurchased 10,500,484 common shares between May 22, 2013 and December 16, 2013 for a total cost of approximately US$386 million, representing an average price of US$36.74 per share.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Amends Normal Course Issuer Bid

CONTACTS
MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com